

July 1, 2013

Via E- Mail

Mr. Brian P. McKeon
Chief Financial Officer
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, Massachusetts 02111

> Re: **Iron Mountain Incorporated**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-13045**

Dear Mr. McKeon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K
Note 6. Acquisitions, page 117

1. As the cash paid for the acquisitions of Grupo Store and Sispace AG of $79,000 and $21,600, respectively, during 2012 total only $100,600 in the aggregate, please tell us and revise the notes to your financial statements to explain the nature of the additional amounts of cash paid for acquisitions during 2012 comprising the $131,972 reflected in the table on page 118.

Note 2. Summary of Significant Accounting Policies
Stock Options, page 92

2. We note from the disclosure in the tables on page 93 through 95 that the Company issued 856,019 stock options, 122,589 restricted shares/RSUs and 32,495 PUs in connection

with the special dividend payment during 2012. Please tell us and revise the notes to your financial statements to explain why stock options, restricted shares/RSUs, and PUs were issued in connection with the special dividend payment. Also, please tell us and revise the notes to your financial statements to explain how you accounted for the stock options, restricted shares/RSUs and PUs issued in connection with the special dividend and indicate whether the stock based awards issued were accounted for as a modification of your existing outstanding awards. If so, please revise the notes to your financial statements to include the disclosures outlined in ASC 718-10-50-2h with respect to the modifications. Your response and your revised disclosure should also explain why there was no exercise price associated with the 856,019 stock options that were issued in connection with the special dividend payment.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2013
Note (9) Discontinued Operations, page 42
Italian Operations

3. We note from the disclosure included on page 42 that the Company sold its Italian operations on April 27, 2012 and agree to indemnify the buyers for certain possible obligations and contingencies associated with the fire in Italy. Given that you sold these operations during 2012, please tell us and revise the notes to your financial statements to explain why you had income before taxes of $2,712 and income, net of tax of $2,103 in connection with these operations during 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief